UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 25 April 2006	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

IR JAMES BLAKE TAKES OVER AS CEO

(24 April 2006, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) today announced that Ir James Blake will become the Chief Executive Officer on 1 May 2006 upon the departure of Mr Samuel Lai, Acting Chief Executive Officer at the end of April.

The Chairman of KCRC, Mr Michael Tien, thanked Mr Lai for his 23 years of dedicated service to the Corporation.

“I have great admiration for Mr Lai’s knowledge and experience. Over the years he has consistently demonstrated a high level of professionalism and accountability in the discharge of his responsibilities.

“Under his leadership, the Corporation has been successful in commissioning the new railway lines and managing the smooth operation in the first two years of opening. The operating railways have also maintained their world-class standards in safety and reliability.

“With his strong financial and management background, Mr Lai has sustained the sound and solid financial condition of the Corporation, which is essential to its development.”

At the same time, Mr Tien was pleased to have Ir Blake on board to lead the Corporation to move forward. With his wealth of management experience and commitment to KCRC, Ir Blake will be able to contribute to the Corporation’s success, and to ensure a smooth merger of the railway systems of the KCRC and MTR Corporation as well as the interest of the staff.

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